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                                                                    EXHIBIT 20.1

[FORD LOGO] |  NEWS RELEASE
            |


FOR IMMEDIATE RELEASE

Contact:  John W. Spelich                       Mats Edenborg
          Ford Motor Company                    AB Volvo
          313-322-1524                          +46-31-591126  or +46-708-591126

FORD REACHES AGREEMENT TO BUY VOLVO'S
WORLDWIDE PASSENGER VEHICLE BUSINESS


DEARBORN, Mich., January 28, 1999 -- Ford Motor Company [NYSE: F] has reached an agreement with AB Volvo to buy its worldwide passenger vehicle business, Volvo Cars, for a price of $6.45 billion.

"Our 21st century vision is to become the world's leading consumer company that provides automotive products and services," said Ford Chairman William Clay Ford, Jr. "The addition of Volvo is a meaningful step toward achieving this vision."

"Volvo is a premium automotive brand with unique appeal that represents a good opportunity to profitably extend our lineup and grow the Ford business worldwide," said Jacques Nasser, Ford president and chief executive officer. "Volvo is a perfect complement to the Ford family of brands worldwide. Volvo has a world-class reputation for safety, quality, durability and environmental responsibility - all of which are attributes that are increasingly important to our customers, and fit with our 21st century vision for Ford Motor Company."

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"The proposed sale of Volvo Cars to Ford will have very important benefits to the parties concerned," said Leif Johansson, president of AB Volvo and chief executive officer of the Volvo Group. "Volvo Cars' future prospects will, by being an important part of one of the world's largest and most profitable automotive groups, improve considerably."

Nasser said that Ford is pleased to be able to expand its technology and research capabilities through this transaction, as well as expand its operations in Sweden. "Ford has been operating in Sweden since 1924, and today we sell passenger and commercial vehicles through a network of 87 dealers there. We have been serving our Swedish customers for 75 years," Nasser said. "We are not just in Sweden, we are part of Sweden. And, through our new relationship with Volvo, we plan to be part of the fabric of the country for many years to come."

Ford will take ownership of all of Volvo Cars' facilities worldwide, including three major assembly plants and two powertrain plants in Europe and Volvo's passenger vehicle product development center in Gothenburg, Sweden. Ford will have the right to use the Volvo brand for passenger vehicles including cars, minivans, sport utility vehicles and light trucks on a perpetual basis. Volvo has the right to use the Volvo brand for commercial vehicles and its non-automotive-related products.


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"By adding Volvo as our seventh global automotive brand, we expect to generate increased revenue and profitability while broadening the choices that we at Ford provide our customers, and strengthening our image," Nasser said. "Volvo Cars has a strong demographic and regional appeal that fits well with other Ford products. In addition, Volvo's fine global distribution network will give us added flexibility to grow our other brands."

This transaction is subject to regulatory and Volvo shareholder approval.

"The agreed price represents full and fair value to the Volvo shareholders and excellent long-term value to the Ford shareholders," said Ford. "We expect increased annual earnings through a combination of expanded product lineup, volume growth, global economies of scale in engineering resources and purchasing, and platform and manufacturing synergies."

Ford Motor Company is the world's second largest automaker. Its automotive brands include Aston Martin, Ford, Jaguar, Lincoln, Mazda and Mercury. Its automotive-related services include Ford Credit, Quality Care, Hertz and Visteon Automotive Systems.


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